Exhibit 99.1

Canonic Announces Signing of First Cultivation Agreement for
its Medical Cannabis Varieties

Recent agreement with Telcann for plant growth services completes major component in production infrastructure for planned product commercialization in Israel in 2022

Rehovot, Israel – December 23, 2020 – Canonic Ltd, a company focused on the development of medical cannabis products and a wholly owned subsidiary of Evogene Ltd. (NASDAQ: EVGN), (TASE: EVGN) announced today that it has signed its first commercial agreement with a licensed medical cannabis cultivator, Telcann Ltd, for the provision of plant growth services in Israel to Canonic. With this agreement, Canonic has completed the establishment of the major component required for the production infrastructure of its medical cannabis products, MetaYield and Precise in Israel. Canonic is expected to proceed with the execution of its commercialization (go-to-market) plan of medical cannabis products in Israel under its own label. Canonic’s first product, from its MetaYield program, is aimed to be commercialized commencing in 2022.

According to statistics, published by Israeli Medical Cannabis Agency (IMCA)1, in 2020 there are approximately 75,000 active patients in Israel that consume a total of roughly 30 tons of cannabis per year, which translate to $220 million per year2. Based on current growth rates, according to industry estimates the Israeli market will reach approximately 250,000 patients by 20253.

Canonic aims to market its medical cannabis products under its own label to pharmacies and distributors in Israel. Canonic intends to establish a value chain from genomics to the end product, with certain parts of the value chain outsourced to sub-contractors such as cultivation, production and distribution. Canonic aims to focus on aspects in which it has a competitive advantage, such as the development of cannabis varieties seeds and seedlings.

Telcann is a leading medical cannabis cultivator in Israel, licensed by the Israel medical cannabis agency (IMCA) and has 130,000 sq. ft. of greenhouses including the required post- harvest capabilities. Canonic entered this agreement with Telcann, after evaluating its high agronomic standards and initiating a pilot growth trial of its seedlings at Telcann’s facility. Telcann provides services to additional cannabis companies in Israel.

1 Please note the source is in Hebrew: https://www.health.gov.il/Subjects/cannabis/Documents/licenses-status-september-2020.pdf
2 https://www.themarker.com/markets/.premium-1.9353456?lts=1607425314280&lts=1607513650496
3 Please note the source is in Hebrew: https://www.bizportal.co.il/capitalmarket/news/article/786443

Under the agreement, Canonic expects to deliver a first batch of its medical cannabis seedlings to Telcann during 2021, originating from Canonic’s propagation farm, which recently received IMC-GAP approval from the IMCA. These seedlings are expected to be grown to maturity, harvested and processed by Telcann and later transferred to a third-party GMP production facility for further processing and preparation for marketing.

In parallel to this, Canonic is advancing development activities to achieve a first commercial cannabis variety, under its MetaYield program. In addition, in order to complete the commercial framework for its activities, in 2021 Canonic aims to enter definitive production and distribution agreements to support the commercialization of its first product in 2022.

Dr. Arnon Heyman, CEO of Canonic stated: “We are pleased to partner with Telcann, a leading cannabis cultivator as we move forward in bringing highly precise and stable medical-cannabis products to the market.  With this agreement Canonic has completed a fundamental element of its production infrastructure towards becoming a commercial medical cannabis company.”

Mr. Ofer Haviv, Chairman of Canonic and CEO & President of Evogene stated: “I am pleased to see that within a very short time, Canonic has created an impressive operation, which we expect will come into full fruition in 2022 with first sales of medical cannabis in Israel. I am confident that access to Evogene’s GeneRator AI engine will be a significant contributing factor in the success of Canonic to bring to market genetically unique cannabis products.”

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About Canonic Ltd.:

Canonic is a subsidiary of Evogene Ltd. (NASDAQ: EVGN), (TASE: EVGN), developing medical Cannabis products through a Computational Predictive Biology (CPB) platform. The Company’s products in development are aimed at improving active compounds yield, genetic stability and Cannabis varieties for specific medical indications. The Company’s strategy includes the development of Cannabis varieties in order to commercialize medical Cannabis products independently or through collaborations. Canonic has exclusive access to Evogene’s genomic assets and technology for the development of medical Cannabis products. For more information, please visit: https://www.canonicbio.com/.

About Evogene Ltd.:

Evogene (NASDAQ: EVGN), (TASE: EVGN) is a leading computational biology company focused on revolutionizing product discovery and development in multiple life-science based industries, including human health and agriculture, through the use of its broadly applicable Computational Predictive Biology (CPB) platform.  The CPB platform, incorporating a deep understanding of biology leveraged through the power of Big Data and Artificial Intelligence, has been designed to computationally discover and uniquely guide the development of life-science products based on microbes, small molecules and genetic elements.  Utilizing the CPB platform, Evogene and its subsidiaries are now advancing product pipelines for human microbiome-based therapeutics through Biomica Ltd., medical cannabis through Canonic Ltd., ag-biologicals through Lavie Bio Ltd., ag-chemicals through AgPlenus Ltd., and ag-solutions for castor oil production through Casterra Ltd.  For more information, please visit www.evogene.com.

Forward Looking Statements:

This press release contains “forward-looking statements” relating to future events. These statements may be identified by words such as “may”, “could”, “expects”, “intends”, “anticipates”, “plans”, “believes”, “scheduled”, “estimates”, or words of similar meaning. For example, Evogene and Canonic are using forward-looking statements in this press release when they discuss commercialization plans, including the timeline, product type and plans to market Canonic’s medical cannabis products under Canonic’s own label, the projected market size, future distribution and production agreements, the establishment of a value chain and their involvement therein, and the research and development priorities. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, and involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements of Evogene and its subsidiaries may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond the control of Evogene and its subsidiaries, including, without limitation, the global spread of COVID-19, or the Coronavirus, the various restrictions deriving therefrom and those risk factors contained in Evogene’s reports filed with the applicable securities authorities. In addition, Evogene and its subsidiaries rely, and expect to continue to rely, on third parties to conduct certain activities, such as their field-trials and pre-clinical studies, and if these third parties do not successfully carry out their contractual duties, comply with regulatory requirements or meet expected deadlines (including as a result of the effect of the Coronavirus), Evogene and its subsidiaries may experience significant delays in the conduct of their activities. Evogene and its subsidiaries disclaim any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

Evogene Investor Contact:	US Investor Relations:
Rivka Neufeld Investor Relations E: IR@evogene.com T: +972-8-931-1940	Joseph Green Edison Group E: jgreen@edisongroup.com T: +1 646-653-7030
Laine Yonker Edison Group E: lyonker@edisongroup.com T: +1 646-653-7035